CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 22, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an amendment to the press announcement dated November 21, 2005 containing the Company’s annual results for the year ended August 31, 2005.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: November 22, 2005

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

AMENDMENT TO ANNUAL RESULTS ANNOUNCEMENT DATED

21 NOVEMBER 2005

The board of directors (the “Board”) of City Telecom (H.K.) Limited announces that there is an amendment to the annual results announcement dated 21 November 2005.

The Board would like to clarify that in the Notes to the accounts - 8 (Loss)/earnings per share, the number of shares used in the calculation of loss/(earnings) per share should be expressed in thousand. So that it should be read as follows:

Abridged Note 8:

“	2005 No. of shares in thousand	2004 No. of shares in thousand
Weighted average number of shares in issue	613,525	610,095
Incremental shares from assumed exercise of share options	—	604
Incremental shares from assumed exercise of warrants	—	3,666

Diluted weighted average number of shares	613,525	614,365	”

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Ms Sio Veng Kuan, Corinna; the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board

Eva Leung

Company Secretary

Hong Kong, November 22, 2005